EXHIBIT 21

LIST OF SUBSIDIARIES OF TRIPLE-S MANAGEMENT CORPORATION (“TSM”)

●	Triple-S Salud, Inc. (“TSS”), a wholly-owned subsidiary of TSM.
●	Socios Mayores en Salud Holdings, Inc. (“SMSH”), a wholly-owned subsidiary of TSS. *
●	Socios Mayores en Salud, Inc. (“SMSI”), a wholly-owned subsidiary of SMSH. *
●	American Health, Inc. (“AHI”), a wholly-owned subsidiary of SMSI. *

●	Triple-S Vida, Inc., a wholly-owned subsidiary of TSM.

●	Triple-S Propiedad, Inc. (“TSP”), a wholly-owned subsidiary of TSM
●	Triple-S Insurance Agency, Inc., a wholly-owned subsidiary of TSP.

●	Triple-C, Inc., a wholly-owned subsidiary of TSM.

●	Interactive Systems, Inc., a wholly-owned subsidiary of TSM.

●	TSM International, LLC, a wholly-owned subsidiary of TSM.

All of these subsidiaries are incorporated under the laws of the Commonwealth of Puerto Rico, except for SMSH, which is a Delaware corporation.

*   SMSH, SMSI and AHI are collectively known as American Health or AH throughout our Annual Report on Form-10-K.